EXHIBIT 77.C.

THE VICTORY PORTFOLIOS - INTERNATIONAL GROWTH FUND

SPECIAL MEETING OF SHAREHOLDERS - MAY 15, 1998


PROPOSAL # 1

	To approve the new Investment Advisory Agreement between The Victory Portfolios, on behalf of the Fund, and the current adviser to the Fund, Key Asset Management, Inc. ("KAM") pursuant to which KAM will employ a "Managers of Managers" structure.

	For             %               Against         Abstained
	6,402,822       82.71           4,809                   63,973

PROPOSAL # 2

	To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

	For             %               Against         Abstained
	6,402,842       82.71           4,789                   63,973